UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-39545

(Commission File Number)

Orphazyme A/S in restructuring

(Exact name of registrant as specified in its charter)

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

Tel: +45 39178272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one ordinary share, DKK 1 nominal value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of American Depositary Shares as of the certification or notice date: 25

Pursuant to the requirements of the Securities Exchange Act of 1934, Orphazyme A/S in restructuring has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2022	ORPHAZYME A/S in restructuring

	By:	/s/ Anders Vadsholt
Anders Vadsholt
Chief Executive Officer and Chief Financial Officer

ii